
FORM 4                                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
/   / Check this box if no longer subject                       Washington, D.C. 20549                OMB Number     3235-0287
      to Section  16.  Form 4 or Form 5                                                               Expires: September 30, 1998
      obligations may continue.                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         Estimated average burden
      See Instruction 1(b).                                                                           hours per response......0.5

                    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
----------------------------------------
1. Name and Address of Reporting Person*

Atchison,    Robert          L.
----------------------------------------
(Last)      (First)      (Middle)


500 Broadway
----------------------------------------
            (Street)


Redwood City,      CA        94063
----------------------------------------
(City)            (State)    (Zip)

----------------------------------------
1. Title of Security
   (Instr. 3)








----------------------------------------

----------------------------------------

----------------------------------------



----------------------------------------

----------------------------------------

----------------------------------------

----------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                 SEC 1474 (3/91)

----------------------------------------------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s) to Issuer
                                                           (Check all applicable)
   Ampex Corporation (AXC)
                                                        Director                             10% Owner
                                                     ---                                 ---
                                                      x Officer (give title below)           Other (specify below)
                                                     ---                                 ---

---------------------------------------------
3. IRS or Social Security   4.Statement for
   Number of Reporting        Month/Year
   Person (Voluntary)             6/97                       Vice President
----------------------------------------------------------------------------------------------------------------------
                            5. If Amendment,      7. Individual or Joint/Group filing (Check Applicable Line)
                               Date of Original       x  Form filed by One Reporting Person
                               (Month/Year)          ---
                                                         Form filed by More than One Reporting Person
                                                     ---
----------------------------------------------------------------------------------------------------------------------
                    Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------
2.Trans-    3.Transaction   4. Securities Acquired (A)                 5. Amount of       6. Ownership  7. Nature
  action      Code             or Disposed of (D)                         Securities         Form:         of Indirect
  Date                         (Instr. 3, 4 and 5)                        Beneficially       Direct (D)    Beneficial
                                                                          Owned at End       or Indirect   Onwership
  (Month/    (Instr.8)                                                    of Month           (I)
   Day/
   Year)                                                                  (Instr.3 and 4)    (Instr. 4)    (Instr.4)

            --------------------------------------------------------
             Code     V      Amount         (A) or (D)   Price
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------



FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of     2. Conver-   3. Trans-  4. Transac-   5. Number of
   Derivative      sion or      action     tion Code     Derivative
   Security        Excercise    Date                     Securities
   (Instr. 3)      Price of                              Acquired (A) or
                   Derivative   (Month/    (Instr. 8)    Disposed of (D)
                   Security     Day/
                                Year)                    (Instr. 3, 4,
                                                          and 5)




                                        --------------------------------
                                         Code     V       (A)       (D)
------------------------------------------------------------------------
Option to           $5.875     6/30/97    A       V      25,000
acquire
(Note 1)

------------------------------------------------------------------------

------------------------------------------------------------------------

------------------------------------------------------------------------

------------------------------------------------------------------------

------------------------------------------------------------------------

------------------------------------------------------------------------

------------------------------------------------------------------------

------------------------------------------------------------------------

Explanation of Responses:

Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable on the fifth anniversary of the date of grant, subject to accelerated vesting, as approved by the Stock
Incentive Plan Committee in accordance with the Plan. The option expires on the fifteen-month anniversary of the vesting date.

Note 2: The column 9 total does not include other options outstanding under the Plan, because their exercise prices and exercise periods are different.

This reporting person does not own any other options having the same exercise price and exercise period.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C.  1001 and 15 U.S.C. 78ff(a).

                                                                      /s/Robert L. Atchinson                             7/3/97
                                                                      --------------------------------               -------------
                                                                      ** Signature of Reporting Person                   Date
                                                                            Robert L. Atchison

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.


                                                                                                                            Page 2
                                                                                                                   SEC 1474 (3/91)

6. Date Exer-       7. Title and Amount of   8. Price of   9. Number of    10. Owner-      11. Nature of
   cisable and         Underlying Securities    Derivative    Derivative       ship Form       Indirect
   Expiration                                   Security      Securities       of              Beneficial
   Date                (Instr. 3 and 4)                       Beneficially     Derivative      Ownership
   (Month/Day/                                  (Instr. 5)    Owned            Security:
    Year)                                                     at End of        Direct (D)      (Instr. 4)
                                                              Month            or Indirect
                                                                               (I)
                                                              (Instr. 4)
                                                                               (Instr. 4)
-------------------------------------------
Date        Expir-      Title     Amount or
Exer-       ation                 Number of
cisable     Date                  Shares


---------------------------------------------------------------------------------------------------------
6/30/02     9/30/03    Class A     25,000          $0           (Note 2)         D
(Note 1)    (Note 1)   Common
                       Stock
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
